Annual Notice Dated May 1, 2026
MEMBERS® LANDMARKSM VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company
Separate Account VA B
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your MEMBERS® LANDMARK Variable Annuity, a flexible premium deferred variable annuity policy (the “Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA B (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89353N261?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2017, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS
SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Adjusted Policy Value — The Policy Value increased or decreased by any Excess Interest Adjustment.
Administrative Office — Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Annuitant — The person on whose life any annuity payments involving life contingencies will be based.
Annuitize (Annuitization) — When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date — The date upon which annuity payments are to commence.
Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.
Cash Value — The Adjusted Policy Value less any applicable surrender charge and rider fees (imposed upon surrender).
Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders) and transfers or applied to Annuity Payment Options from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the owner upon full or partial surrenders or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account — One or more investment options under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the Policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider, the Retirement Income Max® Rider and the Retirement Income Choice® 1.6 Rider.
Guaranteed Period Options — The various guaranteed interest rate periods of the Fixed Account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the owner in the information that we require to issue a Policy.
Policy Date — The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value — On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  gross partial surrenders (partial surrenders plus or minus Excess Interest Adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge plus taxes (on the withdrawal); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year — A Policy Year begins on the Policy Date and on each anniversary thereafter.
Separate Account — Separate Account VA B, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Separate Account Value — The portion of the Policy Value that is invested in the Separate Account.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 2017, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 7 years following Your last purchase payment, You may be assessed a surrender charge. The maximum surrender charge is 8% of the amount withdrawn, and it applies for up to 7 years from each premium payment.
Example: If You make an early withdrawal, You could pay a surrender charge of up to $8,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.
If You remove all or a portion of Your Policy Value from the Fixed Account before the end of a guaranteed period, a Policy Adjustment (called an “Excess Interest Adjustment”) may apply. This adjustment can be positive or negative, depending on interest rate movements.
You could lose up to 100% of Your investment due to the Policy adjustment.
  Applies to:
    Full or partial surrenders
    Transfers from the Fixed Account
    Annuitization from the Fixed Account before the end of the guaranteed period
Example: If You allocate $100,000 to an investment option with a 3-year Crediting Period and later withdraw the entire amount before the 3 years have ended, You could lose up to $100,000 of Your investment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.
Expenses
Are There Transaction Charges?
Yes. In addition to surrender charges and Policy adjustments, investors may be charged for other transactions under the Policy. These include:

Transfer Fee. After the first 12 transfers per Policy Year, a fee of up to $10 per transfer may be charged.
Special Service Fee. A charge of up to $25 per service may be deducted for special services such as overnight delivery.
Annual Service Charge. Up to $35 per Policy, assessed on each Policy anniversary and at surrender. This charge is waived if the Policy Value or net premiums exceed $50,000.
Annuity Policy Fee Table and Expense Examples Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.30%	1.30%
	Portfolio Company (fund fees and expenses)[2],3	0.38%	1.24%
	Optional Benefit Expenses (if elected)[4]	0.15%	2.50%
1As a percentage of Separate Account Value
2As a percentage of assets after fee waiver and/or expense reimbursement.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base or Policy Value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $1,721	Highest Annual Cost $6,093
	Assumes:	Assumes:
  Investment of $100,000
  5% annual appreciation
  Least expensive combination of Policy Classes, Portfolio Company fees, and optional benefits
  No optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

  Investment of $100,000
  5% annual appreciation
  Most expensive combination of Policy Classes, Portfolio Company fees, and optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of the Policy depends on the performance of the investment options selected, particularly those allocated to the Separate Account. The prospectus clearly states that the investor bears the entire investment risk for all amounts allocated to the Separate Account, and the Policy Value may decrease based on the investment performance of the selected subaccounts.
Investment Options
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement or financial planning purposes. Withdrawing money early may result in:
  Surrender charges of up to 8% if withdrawals are made within 7 years of a premium payment.
  Taxes on earnings, which are taxed as ordinary income.
  Tax penalties of 10% if You are under age 59½ and no exception applies.
  Policy Adjustments (called “Excess Interest Adjustments”) if You remove funds from the Fixed Account before the end of a guaranteed period, which may reduce Your cash value.
Summary Access to Your Money Expenses Investment Options
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance. The value of Your Policy can fluctuate based on the performance of the investment options You select, and You may lose money. Each investment option, including variable subaccounts and the Fixed Account, has its own unique risks. You should carefully review the available investment options, including their prospectuses and performance history, before making an investment decision.
  You bear the full investment risk for all amounts allocated to the Separate Account.
  The Fixed Account offers a guaranteed interest rate, but amounts withdrawn before the end of a guaranteed period may be subject to a negative Policy adjustment (Excess Interest Adjustment).
  Some designated investment options may include volatility control strategies, which are designed to reduce the impact of market fluctuations. These strategies may:
  Limit Your participation in market gains.
  Reduce the likelihood that the insurer will need to use its own assets to support guarantees.
  Be less beneficial if You already have rider protections in place.
Investment Options
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any guarantees, benefits, or obligations under the Policy—including those associated with the Fixed Account —are subject to the financial strength and claims-paying ability of Transamerica Life Insurance Company. This includes the ability to meet obligations for death benefits, annuity payments, and any amounts in excess of the Policy Value.
These guarantees do not apply to the performance of the variable investment options, which are subject to market risk.
Additional information about Transamerica Life Insurance Company, including its financial strength ratings from agencies such as Standard & Poor’s, Moody’s, or Fitch, is available upon request. You can obtain this information by visiting https://www.transamerica.com or by calling toll-free at (800) 525-6205.
Other Information – Transamerica Life Insurance Company Other Information – Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
Yes. The Policy imposes certain restrictions that may limit the Investment Options available to You and Your ability to transfer Policy Value among them.
  If You elect a rider such as the Retirement Income Max® or Retirement Income Choice® 1.6, You must allocate 100% of Your Policy Value to designated investment options. These options may include strategies designed to reduce volatility or risk of loss, which may also limit Your investment returns.
  Transfers between designated investment options are allowed, but You cannot transfer or allocate to non-designated investment options unless You terminate the rider. Termination is only permitted starting the first business day after the fifth rider anniversary, and doing so will result in the loss of all rider benefits.
  The insurance company reserves the right to eliminate or change designated investment options at any time. If this occurs, You will be required to reallocate Your Policy Value to other designated investment options that meet the allocation requirements.
  For the Fixed Account , transfers out of a guaranteed period option are limited:
    You may transfer interest credited at any time.
    Transfers of principal before the end of the guaranteed period may be subject to an Excess Interest Adjustment.
    If the adjustment is negative, You may only transfer up to 25% of the amount in the guaranteed period option per Policy Year.
  The company also reserves the right to refuse any premium payment or transfer to the Fixed Account.
Investment Options
Are There Any Restrictions on Policy Benefits?
Yes. There are several restrictions and limitations on the benefits offered under the Policy, particularly for optional riders such as Guaranteed Lifetime Withdrawal Benefit s and death benefit enhancements.
  Volatility Control Strategies: Some designated investment options include volatility control strategies. These may limit Your participation in market gains and could reduce the growth of Your Policy Value and the value of any guaranteed benefits tied to investment performance.
  Designated Investment Requirements: Riders like the Retirement Income Max® and Retirement Income Choice® 1.6 require You to allocate 100% of Your Policy Value to specific investment options. You cannot transfer to non-designated options without terminating the rider, which results in the loss of all associated benefits.
  Withdrawal Impact: Withdrawals that exceed the rider-defined limits (e.g., maximum annual withdrawal amount) may reduce the benefit base and death benefit by more than the amount withdrawn. This is due to pro rata reductions applied when excess withdrawals are taken.
  Rider Termination: Riders may be terminated if:
    You cancel them.
    The Policy is Annuitized or surrendered.
    The Policy Value reaches zero.
    A death benefit is paid or added to the Policy Value under spousal continuation.
  Upgrade Restrictions: Riders may be upgraded only within a 30-day window following each 5th rider anniversary and are subject to age limits (e.g., maximum upgrade age is 85). Upgrades reset the benefit base and may increase fees.
  No Loans or Performance Locks: The Policy does not offer Policy loans or performance “locks” related to Policy adjustments.
Additional Features Investment Options
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy. The tax treatment of annuities can be complex and depends on individual circumstances.
There is no additional tax benefit to purchasing the Policy through a tax-qualified plan or individual retirement account (IRA), since these plans already provide tax deferral. In such cases, the benefits of the annuity should be evaluated based on features other than tax deferral.
Withdrawals from the Policy are generally subject to ordinary income tax on the earnings portion. Additionally, if withdrawals are made before the investor reaches age 59½, they may be subject to a 10% federal tax penalty, unless an exception applies.
Withdrawals may also reduce Your Policy Value, death benefit, and other guarantees. In some cases, the reduction may be greater than the amount withdrawn due to pro rata adjustments.
Tax Information Additional Features - Guaranteed Lifetime Withdrawal Benefits
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation is typically paid in the form of:
  Commissions paid by the insurance company to its affiliates.
  Revenue Sharing Arrangements with fund advisers or sub-advisers, which may include payments for conference sponsorships, marketing allowances, or wholesaling services.
  Non-cash incentives, such as gifts, meals, or even tickets, provided by fund companies to promote their investment options.
These payments may create a financial incentive for investment professionals to recommend this Policy over others, even when a different product may be more appropriate for the investor.
Transamerica Capital, LLC. (TCL) (formerly Transamerica Capital, Inc. (TCI)), an affiliate of the insurance company and the principal underwriter for the Policy, plays a key role in these arrangements. TCL may:
  Receive payments from fund advisers and sub-advisers in connection with the inclusion of their portfolios as investment options under the Policy.
  Pay additional compensation to selling firms for enhanced marketing services and access to sales representatives.
  Benefit from these arrangements through increased distribution and profitability.
These compensation practices may influence the recommendations made by investment professionals and should be considered when evaluating the Policy.

Other Information - Distribution of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. These incentives can include commissions, overrides, or other compensation arrangements paid by the insurance company or its affiliates to the selling firm or representative.
You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both Policy’s, and considering any surrender charges, tax implications, or other penalties associated with terminating Your current Policy, You determine that the new Policy better meets Your financial needs and objectives.
Other Information – Exchanges and/or Reinstatements

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89353N261?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To maximize total return consistent with the Adviser’s determination of reasonable risk.	AB Balanced Hedged Allocation Portfolio - Class B Advised by: AllianceBernstein L.P.	0.99%	17.36%	5.64%	6.74%
To provide high total return (including income and capital gains) consistent with preservation of capital over the long term.	American Funds - Asset Allocation Fund - Class 2 Advised by: Capital Research and Management Company	0.54%	26.77%	3.40%	7.00%
To provide growth of capital.	American Funds - Growth Fund - Class 2 Advised by: Capital Research and Management Company	0.58%	17.21%	13.89%	12.36%
To achieve long-term growth of capital and income.	American Funds - Growth-Income Fund - Class 2 Advised by: Capital Research and Management Company	0.53%	20.41%	9.08%	7.59%
To provide as high a level of current income as is consistent with the preservation of capital.	American Funds - The Bond Fund of America® - Class 2 Advised by: Capital Research and Management Company	0.63%	8.24%	5.60%	6.96%
Seeks income and capital growth consistent with reasonable risk.	Fidelity® VIP Balanced Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.66%	14.96%	9.24%	10.84%
To seek long-term capital appreciation and current income.	Transamerica 60/40 Allocation VP - Service Advised by: Aegon Asset Management UK plc ("AAM")	0.87%	14.90%	7.88%	7.97%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.	Transamerica American Funds Managed Risk VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Milliman Financial Risk Managment LLC	1.10%	17.88%	14.42%	14.82%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek capital appreciation and current income.	Transamerica BlackRock iShares Active Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.90%	9.50%	3.98%	4.66%
To seek capital appreciation and income.	Transamerica BlackRock iShares Dynamic Allocation - Balanced - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.91%	9.42%	4.24%	4.19%
To seek long-term capital appreciation.	Transamerica BlackRock iShares Edge 100 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.80%	18.54%	9.24%	10.39%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 50 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.69%	12.35%	4.14%	5.95%
To seek long-term capital appreciation with capital preservation as a secondary objective.	Transamerica BlackRock iShares Edge 75 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.75%	15.47%	6.70%	8.14%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek current income and preservation of capital.	Transamerica Goldman Sachs Managed Risk - Conservative ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	10.07%	3.31%	4.43%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica Great Lakes Advisors Large Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Great Lakes Advisors, LLC	0.94%	23.65%	14.52%	9.31%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
Seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada.	Transamerica MSCI EAFE Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.62%	30.93%	8.53%	7.55%
To seek high total return through the combination of income and capital appreciation.	Transamerica Madison Diversified Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Madison Asset Management, LLC	1.09%	7.22%	2.20%	4.86%
Seeks to provide capital appreciation and income while seeking to manage volatility.	Transamerica Morgan Stanley Global Allocation Managed Risk - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Milliman Financial Risk Managment LLC	1.24%	14.21%	3.27%	4.10%
To seek high total return.	Transamerica Morgan Stanley Global Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Morgan Stanley Investment Management Inc.	1.03%	17.51%	4.90%	6.86%
To seek maximum real return, consistent with appreciation of capital.	Transamerica PineBridge Inflation Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: PineBridge Investments LLC	0.81%	5.35%	0.99%	2.68%
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.38%	17.37%	13.95%	14.32%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

Additional Information:
The subaccount formerly known as GE Investments Total Return Fund Advised by GE Asset Management, Inc., was only available to owners that held an investment in this subaccount prior to September 17, 2012. However, if any such owner surrenders all of his or her money from this subaccount on or after September 17, 2012, that owner may no longer reinvest in this subaccount.  This fund name changed to State Street Total Return V.I.S. Fund was reopened and added back into the product as of June 1, 2017.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk.	State Street Total Return V.I.S. Fund - Class 3 Advised by: State Street Investment Management	0.95%	15.48%	6.85%	6.91%

CLOSED INVESTMENT OPTIONS:
Effective September 17, 2012, the following subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To maximize income while maintaining prospects for capital appreciation.	Franklin Income VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.72%	12.56%	7.66%	7.30%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy Dated May 1, 2017, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

File Number: 033-33085
EDGAR Contract Identifier No. is #C000017605